UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.3)*

_______________________

Giant Interactive Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

374511103**

(CUSIP Number)

Yuzhu Shi

12/F, No. 3 Building, 700 Yishan Road

Shanghai, 200233,

People’s Republic of China

(86 21) 3397 9999

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

with a copy to:

Weiheng Chen, Esq.

Zhan Chen, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Unit 1001, 10/F Henley Building

5 Queen’s Road Central

Hong Kong

(852) 3972-4955

______________________

April 25, 2014

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374511103
1. Names of Reporting Persons. Yuzhu Shi
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization PRC

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 106,778,540(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 106,778,540 (1)
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 106,778,540 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 44.4%(2)
14. Type of Reporting Person (See Instructions)
IN

(1)	including (i) 102,000,000 Ordinary Shares held of record by Union Sky Holding Group Limited, a British Virgin Islands company with limited liability and wholly owned by Mr. Yuzhu Shi (“Union Sky”); and (ii) 1,890,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel Holding Group Limited, a British Virgin Islands company with limited liability and wholly owned by Ms. Jing Shi, the daughter of Mr. Yuzhu Shi, for which Mr. Yuzhu Shi exercises sole voting and dispositive power (“Vogel”).
(2)	percentage calculated based on 240,526,872 Ordinary Shares outstanding as of March 12, 2014.

CUSIP No. 374511103
1. Names of Reporting Persons. Union Sky Holding Group Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 102,000,000 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 102,000,000 (1)
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 102,000,000 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 42.4%(2)
14. Type of Reporting Person (See Instructions)
CO

(1)	including 102,000,000 Ordinary Shares held of record by Union Sky.
(2)	percentage calculated based on 240,526,872 Ordinary Shares outstanding as of March 12, 2014.

CUSIP No. 374511103
1. Names of Reporting Persons. Vogel Holding Group Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,778,540(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 4,778,540 (1)
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,778,540 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 2.0%(2)
14. Type of Reporting Person (See Instructions)
CO

(1)	including 1,890,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel.
(2)	percentage calculated based on 240,526,872 Ordinary Shares outstanding as of March 12, 2014.

Introduction

This Amendment No. 3 to Schedule 13D (the “Amendment No.3”) amends the previous Schedule 13D filed by the Reporting Persons (as defined below) with the SEC on November 26, 2013 with respect to Giant Interactive Group Inc. (the “Company”), as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on December 5, 2013 and the Amendment No.2 filed under Schedule 13D/A on March 18, 2014 (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings assigned thereto in the Original Schedule 13D unless defined herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented by adding the following at the end thereof:

On April 25, 2014, Holdco, CDH Wealth Management Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“CDH Wealth Management”), Baring LP, Hony LP and Union Sky entered into an Equity Commitment Agreement (the “Equity Commitment Agreement”), pursuant to which, subject to the receipt of consents from the Issuer and the banks providing the debt financing for the Merger, a fund managed by CDH Wealth Management (the “CDH Fund”) will provide equity financing of US$150 million to Holdco to consummate the Merger. The aggregate amount of equity financing provided to Holdco by Baring LP, Hony LP and the CDH Fund will remain US$808.4 million and the amount of equity financing provided by Baring LP and Hony LP will be reduced accordingly. Each of Baring LP and Hony LP will remain committed to provide the amount of equity financing contemplated by its Equity Commitment Letter until the consents described above are received.

The information disclosed in this Item 3 is qualified in its entirety by reference to the Equity Commitment Agreement, a copy of which is filed as Exhibit 7.18 and is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by adding the following at the end thereof:

On April 25, 2014, Holdco, CDH Wealth Management, Baring LP, Hony LP and Union Sky entered into the Equity Commitment Agreement, pursuant to which, subject to the receipt of consents from the Issuer and the banks providing the debt financing for the Merger, the CDH Fund will provide equity financing of US$150 million to Holdco to consummate the Merger. The aggregate amount of equity financing provided to Holdco by Baring LP, Hony LP and the CDH Fund will remain US$808.4 million and the amount of equity financing provided by Baring LP and Hony LP will be reduced accordingly. Each of Baring LP and Hony LP will remain committed to provide the amount of equity financing contemplated by its Equity Commitment Letter until the consents described above are received. In addition, the Equity Commitment Agreement also provides that within one business day after the closing of the Merger, Union Sky will sell and transfer to the CDH Fund or a wholly-owned subsidiary of the CDH Fund certain number of ordinary shares of Holdco at a per share price of US$12.00 and aggregate transfer price of US$50 million.

The information disclosed in this Item 4 is qualified in its entirety by reference to the Equity Commitment Agreement, a copy of which is filed as Exhibit 7.18 and is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (b) is hereby amended and restated as follows:

(a) – (b) As of the date hereof, Mr. Shi beneficially owns 106,778,540 Ordinary Shares, including 102,000,000 Ordinary Shares held of record by Union Sky and 1,890,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel, collectively accounting for approximately 44.4% of the total outstanding Ordinary Shares. Mr. Shi has sole voting and dispositive control over such Ordinary Shares and ADSs.

As of the date hereof, Union Sky beneficially owns 102,000,000 Ordinary Shares held of record by it, accounting for approximately 42.4% of the total outstanding Ordinary Shares. Mr. Shi has sole voting and dispositive control over such Ordinary Shares.

As of the date hereof, Vogel holds of record 1,890,687 Ordinary Shares and 2,887,853 ADSs, collectively accounting for approximately 2.0% of the total outstanding Ordinary Shares. Mr. Shi has sole voting and dispositive control over such Ordinary Shares.

In addition, pursuant to Section 13(d)(3) of the Act, Baring and the Reporting Persons may, on the basis of the facts described elsewhere herein, be considered to be a “group”. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any Ordinary Shares as may be beneficially owned by Baring for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 7. Materials to be Filed as Exhibits.

Exhibit 7.18	Equity Commitment Agreement by and among Holdco, Union Sky, Baring LP, Hony LP and CDH Wealth Management dated April 25, 2014

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated April 28, 2014

Yuzhu Shi

By:	/s/ Yuzhu Shi
Name: Yuzhu Shi

Union Sky Holding Group Limited

By:	/s/ Yuzhu Shi
Name: Yuzhu Shi
Title: Director

Vogel Holding Group Limited

By:	/s/ Yuzhu Shi
Name: Yuzhu Shi
Title: Director